

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Qiwei Miao
Chief Executive Officer
EShallGo Inc.
12F Block 16, No.1000 Jinhai Road
Pudong New District
Shanghai, China 201206

> **Re: EShallGo Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed October 20, 2023**
> **File No. 333-271478**

Dear Qiwei Miao:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 27, 2023 letter.

Amendment No. 4 to Registration Statement on Form F-1 Filed October 20, 2023

Selected Condensed Consolidated Statements of Cash Flows, page 13

1.   The consolidated total net cash provided by (used in) operating activities and net cash provided by financing activities for the year ended March 31, 2022 are inconsistent with your consolidated statement of cash flows for 2022 presented on page F-7. Please revise to reconcile the difference.

If the PRC government deems that the contractual arrangements. . ., page 40

2.   We note your revisions to this risk factor and your removal of language indicating that your PRC counsel states that there are substantial uncertainties regarding the interpretation and application of current and future PRC Laws, regulations and rules. It is unclear why you have revised this language when the opinion provided by counsel at Exhibit 99.1

continues to express "substantial uncertainty." Please revise so that your disclosure is consistent with the opinion provided.

PRC laws and regulations governing our current business operations. . ., page 48

3.   We note the changes you made to your risk factor disclosures relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your last amendment filed on July 6, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government's evolution of its regulatory oversight conveys the same risk. Please restore your disclosures here and in all other places where you discuss the legal risks of operating in China to the disclosures as they existed in the registration statement as of July 6, 2023.

Notes to Consolidated Financial Statements
Note 1 - Organization and Business Description
The VIE contractual arrangements, page F-11

4.   Please reconcile the VIE net cash provided by (used in) operating activities and net cash provided by financing activities for the year ended March 31, 2022 presented in the table on page F-13 to your consolidated statement of cash flows for 2022 presented on page F-7.

     Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services